September 19, 2013

Via EDGAR

Mr. Brad Skinner

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	EV Energy Partners, LP
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 1-33024

Dear Mr. Skinner:

On behalf of EV Energy Partners, LP (the “Company”), we hereby submit the following response to your letter dated September 11, 2013 (the “Comment Letter”), containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Form 10-K.

In this letter, we have reproduced your comments in italics typeface, and have made our responses in normal typeface. In addition, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. We respectfully request that the Staff provide its further comments at its earliest convenience.

1.	Form 10-K

Item 8 Financial Statements and Supplementary Data, page 61

Note 19 Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil, Natural Gas and Natural Gas Liquids Reserves (Unaudited), page 88

Your disclosure of the standardized measure of discounted future net cash flows does not appear to include the cost associated with the abandonment of your oil and gas assets as part of the future development costs. Please tell us how you have considered the inclusion of such costs in the preparation of the standardized measure. Refer to the guidance provided by the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

Response: In connection with the preparation of our financial statements, we estimate the abandonment costs associated with our oil and gas properties in accordance with GAAP. We conduct a review of the effect of these abandonment costs on our standardized measure. We determined that the abandonment costs amounted to less than 3% of the standardize measure of discounted future net cash flows for each of the years presented in our Form 10-K for the year ended December 31, 2012, and believed such a limited impact to be immaterial for disclosure purposes.

Mr. Brad Skinner

September 19, 2013

We will include abandonment costs in our future year-end reserve reports, even if the amount is not material.

2.	Exhibit 99.1

The reserves report contains references to additional supplemental information not included in Exhibit 99.1 for example grand total summaries, reserve estimates and economic forecasts and composite rate-time history-forecast curves by reserve category. Please obtain and file a revised report to include the referenced supplemental information. Alternatively, remove these references if you do not intend to include this supplemental information in Exhibit 99.1. For additional information about the content of the third party report, please refer to paragraph 3(e) on page 72 of section IV.B in the Adopting Release contained in the Modernization of Oil and Gas Reporting, Final Rule. The Adopting Release may be found at http://www.sec.gov/rules/final/2008/33-8995.pdf.

Response: We have been advised by our independent reserve engineers that they can prepare a reserve report which does not include the references to supplemental information and that complies with the SEC rules for third party reserve reports to be filed as exhibits to our Form 10-K. In future filings we will file the reserve report that does not include references to supplemental information.

Sincerely,

/s/ George G. Young, III

George G. Young, III

Mr. Brad Skinner

September 19, 2013

As requested in the letter dated September 11, 2013, containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Form 10-K filed by EV Energy Partners, LP (the “Company”), the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Comments from the Staff or changes to disclosure in response to Staff comments in the Form 10-K does not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

By:	/s/ Michael E. Mercer
Michael E. Mercer
Senior Vice President and Chief Financial Officer